[Seward & Kissel LLP Letterhead]

                                                    July 29, 2005




Michael Fay
Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, NE
Washington D.C., 20549

         Re:      Ultrapetrol (Bahamas) Limited
                  Form 20-F for the Year Ended December 31, 2004
                  ----------------------------------------------

     On behalf of Ultrapetrol (Bahamas) Limited (the "Company"), we hereby submit the Company's responses to your letter of June 30, 2005. By way of background, the Company filed its annual report for the period ending December 31, 2004 (the "2004 Annual Report") with the U.S. Securities and Exchange Commission (the "Commission") on May 2, 2005. By letter dated June 30, 2005, the Staff of the Commission (the "Staff") provided comments to the Company's 2004 Annual Report and to reports on Form 6-K filed by the Company between March 4, 2005 and May 31, 2005. Those comments, together with the Company's responses to them, are set forth below.

Form 20-F for the Year Ended December 31, 2004
----------------------------------------------

Item 3 - Key Information
A.  Selected Financial Data

1. Please explain to us and disclose why it is appropriate to exclude from EBITDA gains and losses associated with extinguishments of debt. Refer to
     Item 10(c)(2)(ii)(A) of Regulation S-K and Question 14 of "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" located on the Commission's website at www.sec.gov.

               The Company believes that EBITDA is intended to exclude all items that affect results relating to financing activities. The gains and losses associated with extinguishments of debt are a direct financing item that affects the Company's results, and therefore should not be included in EBITDA.

               The gains and losses of extinguishments of debt include non-cash items (for example, the write-off of deferred financing costs) and items that require cash settlement. The gains derived from extinguishments of debt in 2004 and 2003 are non-cash items related to the difference between the net carrying amount of the debt acquired and the repurchased price of this debt.

               Item 10 (e) (1) (ii) (A) of Regulation S-K does not apply to non-cash items. Furthermore, cash items are excluded by this item since they are an adjustment of interest expense related to the debt.

          The Company will incorporate this disclosure in its future filings.

2. Please tell us and disclose the reasons why you believe that the presentation of EBITDA provides useful information to investors regarding your financial condition and results of operations. To the extent material, also disclose the additional purposes, if any, for which this measure is used, in accordance with Item 10(e)(1)(i)(C) and (D) of Regulation S-K.

               The Company believes that the presentation of EBITDA is a useful measure of its liquidity and that it presents useful information to investors regarding the Company's ability to incur and service indebtedness. The Company will incorporate this disclosure in its future filings.

Item 7 - Major Shareholders and Related Party Transactions
B.  Related Party Transaction

3. It appears that Maritima SIPSA is a variable interest entity in which you have a significant variable interest. Please explain to us in detail your evaluation of FIN 46(R) in regard to this relationship and your conclusion as to whether or not Maritima is a variable interest entity, whether you have a variable interest, and whether you are the primary beneficiary of this entity (with appropriate consideration to paragraph 16 in this regard).

               Pursuant to paragraph 6 of FIN 46 (R), an enterprise need not determine if an entity that it holds an interest in is a variable interest entity, or VIE, if it is apparent that its interest is not material to the enterprise's consolidated financial statements. For the reasons set forth below, the Company has determined that Maritima SIPSA S.A. is not material to the Company's consolidated financial statements.

               The Company has determined that Maritima SIPSA S.A. is not material to the Company's consolidated financial statements in part based on an analysis of the percentage of its consolidated total assets, liabilities, revenues, expenses and operating margins, (both collectively and on an item by item basis) represented by Maritima SIPSA S.A. as of December 31, 2004. This determination was based on the quantitative information set forth in the following table:

                               Total amounts of      Percentage of the Company's
                               Maritima SIPSA as of consolidated amounts as of December 31, 2004(a) December 31, 2004
                              (in U.S. dollars)

         Assets               1,724,754              0.63%
         Liabilities          1,573,866              0.67%
         Revenues             2,721,192              2.86%
         Operating expenses   2,224,197              3.28%
         Operating profit     496,995                1.81%

               (a) Net of transactions and balances with the Company.

               The Company has also analyzed whether there is any qualitative factor that may result in Maritima SIPSA S.A.'s being material to the Company's financial statements as a whole. Maritima SIPSA S.A. does not have any financial payables and the Company has have not provided any guarantee on any past, present or future payable of Maritima SIPSA S.A. In addition, Maritima SIPSA S.A.'s consolidation with the Company does not:

               (i) cause the Company to default on any covenant included in its loan agreements or any other contractual obligation assumed,

               (ii) increase the management's compensation allowing it to reach any goal that changes its compensation,

              (iii) affect or distort the information by business segment included in the Company's financial statements,

               (iv) entail settling any prior transaction that had not been reported, or

               (v) cause any user of the Company's financial statements to change the analysis or expectation of the Company's trends.

               Additionally, even if under FIN 46 (R) the Company was required to consolidate Maritima Sipsa S.A., it would not have a significant impact on the Company's financial statements. For the reasons stated above, the Company has determined that Maritima SIPSA S.A.'s consolidation is not material to the Company's financial statements, taken as a whole or to any of the items included therein.

4. To the extent still applicable after consideration of our comment number 3, if you do account for your investment in Maritima under the equity method, please explain to us why you record lease revenue separately from your equity in the earnings of the entity. In this regard, explain the basis for your accounting for the sale of the Princess Marina to Maritima as a lease and the repayments of the loan you made to Maritima in this sale as lease revenue, as indicated in note 9. Additionally, tell us where you classify the receivable for the loan and your investment in Maritima and your basis for such classifications.

               Under the transaction described in Note 9, (a) the Company sold a vessel to its affiliate Maritima SIPSA S.A. ("MS") in the amount of $15,100,000, (b) the Company repurchased the vessel for $7,700,000; with the vessel to be delivered to the Company at the end of a three-year period, and (c) the Company granted a loan to MS for $7,400,000, to be repayable in the same three-year period. All three transactions were effective at the same time, causing no cash movements for the parties at execution.

               As a result, MS will have the use of the vessel for three years, while the Company will collect loan repayment installments quarterly.

               Since the Company repurchased the vessel at a fixed priced at the time of sale, it is precluded from recognizing any revenue from the sale. The Company accounted for the transaction as a lease, and collections of the loan represent the lease revenue.

               The transaction qualifies as an operating lease under SFAS 13, since it does not meet any of the four conditions set forth in paragraph 7 of Statement 13, as follows:

               i) The ownership of the vessel was not transferred to MS at the end of the lease term;

               ii) The lease did not contain a purchase option;

               iii) The lease term was less than 75% of the estimated economic life of the leased property. The lease term is three years and the estimated economic life of the vessel is seven years; or

               iv) The present value at the beginning of the lease term of the minimum lease payments was less than 90% of the fair value of the vessel. The undiscounted amount of the minimum lease payments was approximately $7,400,000, less than 90% of the fair value of the vessel.

               Accordingly, the Company has not recognized any revenue from the sale and have not recognized a receivable from the loan. Loan installments represent lease revenue and are recognized as earned.

               Lease revenue is presented in the Statement of Operations as Revenues from related parties as opposed to equity in earnings of affiliates, since such revenue derives form a commercial lease transaction with the affiliate, rather than as a result of our interest in the earnings of it.

               The Company's investment in MS is classified as a Non-current asset- Investment in affiliates in the consolidated balance sheet in accordance with GAAP.

Item 15 - Controls and Procedures
Evaluation of disclosure controls and procedures

5. Please disclose the effectiveness of your disclosure controls and procedures at the end of your fiscal year, and not within 90 days prior to the date of the report in accordance with Item 15(a) of Form 20-F. Also, disclose the status of any changes in your internal controls over financial reporting in terms of your entire fiscal year, and not since the most recent evaluation.

               The Company will revise Item 15 of its annual reports filed on Form 20-F in the future to disclose both its controls and procedures as of the end of its fiscal year and the status of any changes in its internal controls over financial reporting will be for such period.

Notes to Consolidated Financial Statements
Note 2.  Summary of Significant Accounting Policies
m) Revenues

6. We note that you recognize voyage expenses for the affreightment contracts and consecutive voyage charters based upon the percentage of voyage completion. This treatment does not appear to comply with the acceptable methods in EITF 91-9. Method 5 allows for allocation of revenues between reporting periods based upon relative transit time in each reporting period, however, expenses should be recognized as incurred. Please revise your accounting treatment for these types of contracts and charters to one of the acceptable methods under EITF 91-9. If you believe that a revision would not be material, we would not object if you represent in disclosure that a change to an acceptable method would not have a material impact on the historical financial statements and that a revised method will be used in future reporting periods. Tell us the amount of expenses that have been incurred but not reported in each period presented as a result of your present accounting treatment.

               Voyage expenses are recognized as follows:

               i) Commissions on sales are recognized as expenses in the periods their related revenues are recognized.

               ii) Bunkers costs are capitalized when acquired as operating supplies and subsequently charged to operating expenses as consumed.

               iii) All other voyage costs are expensed as incurred.

               Accordingly, voyage expenses have been recognized as incurred and reported in each period presented.

               In response to the Staff's comment, the Company will revise its disclosure in future reporting periods to more fully explain the accounting for voyage expenses.

Note 15.  Supplemental Guarantor Information
Statements of Cash Flow

7. To the extent material, please revise the presentation of the condensed combining statement of operations to show separately and on a gross basis the equity in earnings of subsidiaries applicable to the parent company as well as each other column. Similarly, revise the presentation of the condensed combining statement of cash flow for the gross amount of cash transferred between the columns presented, showing each material source of transfer separately.

a) Condensed combining statements of operation for the years ended December 31, 2004, 2003 and 2002
     ---------------------------------------------------------------------------

               The equity in earnings (losses) is included in the caption "Other income (expenses)".

               The Company supplementaly provides the following tables, which set forth separately the equity in earnings (losses) of affiliates.

               The other income (expenses) for the year ended December 31, 2004 is as follow:

                                              Combined        Combined                                 Total
                                              subsidiary      non-subsidiary       Consolidating       consolidated
                                 Parent       guarantors      guarantors           adjustment          amounts
--------------------------------------------------------------------------------------------------------------------
Investment in affiliates         14,317       -               356                  (14,267)            406
Other                            (7,956)      (9,236)         (1,752)              (1,975)             (20,919)

Total                            6,361        (9,236)         (1,396)              (16,242)            (20,513)

               The other income (expenses) for the year ended December 31, 2003 is as follow:

                                              Combined        Combined                                 Total
                                              subsidiary      non-subsidiary       Consolidating       consolidated
                                 Parent       guarantors      guarantors           adjustment          amounts
--------------------------------------------------------------------------------------------------------------------
Investment in affiliates         (9,792)      -               (125)                13,057              3,140
Other                            (732)        (15,628)        (176)                1,975               (14,561)

Total                            (10,524)     (15,628)        (301)                15,032              (11,421)


               The other income (expenses) for the year ended December 31, 2002 is as follow:

                                              Combined        Combined                                 Total
                                              subsidiary      non-subsidiary       Consolidating       consolidated
                                 Parent       guarantors      guarantors           adjustment          amounts
--------------------------------------------------------------------------------------------------------------------
Investment in affiliates         (11,368)     -               -                    11,323              (45)
Other                            (1,130)      (15,160)        (190)                -                   (16,480)

Total                            (12,498)     (15,160)        (190)                11,323              (16,525)

               Guarantor and non-guarantor companies are wholly-owned by the Company. The amounts of income (loss) on interests in each of these companies for each of the three years for the period ended December 31, 2004, are not material.

               Following the instructions about the preparation of the condensed consolidated financial information, the Company included the investments in all its subsidiaries under the equity method in the parent company column as well as each other column.

               The Company believes that the condensed consolidating financial information is presented in sufficient detail to allow investors to determine the nature of the assets held by, and the operations and cash flows of, each of the categories (guarantors and non-guarantors subsidiaries) within the consolidating group.

               The Company will incorporate this disclosure in its future filings.

     b) Condensed combining statement of cash flow for the year ended December 31, 2004.

               The Company supplementaly provides the following breakdown for the cash flow transferred between columns for the investing and financing activities for the year ended December 31, 2004.

      Investing activities

                                             Combined        Combined                                 Total
                                             subsidiary      non-subsidiary       Consolidating       consolidated
                                Parent       guarantors      guarantors           adjustment          amounts
--------------------------------------------------------------------------------------------------------------------
 Intercompany sources           (18,115)     6,402           2,154                9,559               -

 Non-subsidiary sources
                                -            (14,982)        (42,574)             -                   (57,556)

Total                           (18,115)     (8,580)         (40,420)             9,559               (57,556)


Financing activities

                                             Combined        Combined                                 Total
                                             subsidiary      non-subsidiary       Consolidating       consolidated
                                Parent       guarantors      guarantors           adjustment          amounts
--------------------------------------------------------------------------------------------------------------------
 Intercompany sources           (8,556)      2,224           15,891               (9,559)             -
 Non-subsidiary sources
                                28,063       (14,750)        24,468               -                   37,781

Total                           19,507       (12,526)        40,359               (9,559)             37,781

               The Company's condensed combining statements of cash flow start with a single amount of net cash flows from operating activities and show cash changes from financing and investing activities following the general form and content of presentation prescribed by the condensed financial statements prescribed in rule 10.01 (a) (4). Under this rule, the Company believes the cash changes from investing and financing activities could be showed in a single line.

               The Company will incorporate this disclosure in its future filings.

               We trust that the information provided in this letter addresses the Staff's comments. If you have any questions or comments concerning the foregoing, please feel free to telephone Robert Lustrin (212-574-1420) or me (212-574-1208).

                                            Sincerely,


                                        /s/ Larry Rutkowski
                                        -------------------
                                            Larry Rutkowski



02351.0001 #590697

                          Ultrapetrol (Bahamas) Limited
                         C/o H&J Corporate Services Ltd.
                                  Shirlaw House
                      87 Shirley Street, P.O. Box SS-19084
                                 Nassau, Bahamas




                                            July 29, 2005





U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, NE
Washington D.C., 20549



                  Re:      Ultrapetrol (Bahamas) Limited


Ladies and Gentlemen:

     The undersigned registrant hereby acknowledges that

     (i) The registrant is responsible for the adequacy and accuracy of the disclosures in its filings;

     (ii) Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

    (iii) the undersigned registrant may not assert staff comments or the declaration of effectiveness by the Commission or the Staff, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                                            Yours faithfully,

                                            ULTRAPETROL (BAHAMAS) LIMITED


                                            By: /s/ Felipe Menendez Ross
                                                ------------------------
                                            Name:   Felipe Menendez Ross
                                            Title:  President